Exhibit 23.01

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated January 18, 2002 relating to the financial statements, which appears in Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.   We also consent to the reference to us under the headings "Experts" in such Registration Statement.

PricewaterhouseCoopers LLP
Washington, DC
October 10, 2002